January 27, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kevin Dougherty

Re:	Mason Industrial Technology, Inc.

Registration Statement on Form S-1

Filed January 12, 2021, as amended

File No. 333-252051

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of Mason Industrial Technology, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on Thursday, January 28, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 450 copies of the Preliminary Prospectus dated January 26, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours, CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Michael Marcus

Name: Michael Marcus Title: Managing Director

JEFFERIES LLC

By:	/s/ Tina Pappas

Name: Tina Pappas Title: Managing Director